Filed Pursuant to Rule 433
Registration No. 333-89136

Structured Notes (S-NotesSM ) S-NotesSM Family of Structured Products > Principal Protected Notes > Higher Yield Notes > Out-performance Notes

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ABN·AMRO
Making more possible
ABN·AMRO
ABN·AMRO
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Table of Contents

Introducing S-NotesSM: A Family of Structured Products	4

Investor Demands and S-Notes Features	5

S-Notes and the Risk/Return Continuum	6 - 7

S-Notes Features	8 - 9

Principal Protected Notes	10 - 13

Higher Yield Notes	14 - 17

Out-performance Notes	18 - 21

Personalized S-Notes	22

ABN AMRO Service	23

Information About ABN AMRO	24 - 25

S-Notes – Risk Considerations	26 - 27

Introducing S-NotesSM: A Family of Structured Products

Introducing Structured Notes (S-Notes)

While the days of booming equity markets and ever declining interest rates may be gone, investor demand for returns remains as strong as ever. Many of today’s sophisticated investors are seeking enhanced returns across all asset classes. The unique features of structured notes may provide investors some of the solutions they are seeking.

The market for structured notes in the United States began as an alternative to traditional investments in stocks and bonds. Since its inception, the market has grown and become more complex.

As a leading issuer of SEC registered structured notes in the US (based upon the number of registered issuances in 2005), ABN AMRO Bank N.V. recognizes that investors have three distinct demands: (1) enhanced returns relative to traditional investments; (2) products that can be applied to investors’ risk profiles and asset allocation targets; and (3) quality service before and after a transaction is completed.

ABN AMRO has developed a new and straightforward platform for delivering structured notes to investors: S-Notes — A Family of Structured Products.

Investor Demands and S-Notes Features

Investor Demands

1.	Enhanced returns relative to traditional investments

2.	Products that can be applied to investors’ risk profiles and asset allocation targets

3.	Quality service before and after a transaction is completed

S-Notes Features

> Simplify the multi-dimensional process of selecting the right S-Notes for an investor’s portfolio

> Straightforward product family concept

> Deliver institutional quality service on a personalized level

S-Notes and the Risk/Return Continuum

Assess Investor’s Risk/Return Profile...

S-Notes may be structured to fit within an individual investor’s risk/return profile across a wide range of asset classes.

S-Notes are available along the risk/return continuum — from the conservative investor concerned about principal protection to the risk-tolerant investor seeking enhanced returns through a non-principal protected investment.

Financial advisors can select products from the S-Notes Family to fit within an individual investor’s risk/return profile.

...and determine Investor’s Asset Allocation Priorities

After determining their individual asset allocation profile, investors and their financial advisors may use S-Notes to achieve the following:

>	Chart the Course: Evaluate which S-Notes products fit into an investor’s overall portfolio

>	Navigate the Waters: Track the performance of S-Notes throughout their term

S-Notes may be linked to a wide array of asset classes to complement traditional investments. Within an overall portfolio, investors and their financial advisors can determine how S-Notes may be used to achieve investors’ investment objectives by asking the following:

>	In what asset classes is the investor under- or over-allocated?

>	Within each specific asset class, does the investor want principal protection or the possibility of an enhanced return?

>	Does the investor require greater current income or is the investor willing to defer income in exchange for additional potential appreciation?

S-Notes Features

Incorporating Structured Notes into an Investment Portfolio may Provide Several Advantages

S-Notes can complement any well-diversified portfolio, providing the following advantages:

Innovation

The structured products market is constantly evolving and ABN AMRO is a frequent developer of new products. The S-Notes platform allows for new products to be brought to market quickly.

ABN AMRO has also worked quickly to adapt to changes in the regulatory framework. ABN AMRO was the first structured product issuer to use SEC registered brochures to market structured products.

Access

Some investors find it problematic or uneconomic to invest in certain asset classes, such as commodities and foreign currencies. S-Notes may be used to provide investors with exposure to the asset classes that they desire.

Structure

Structured notes offer economics that individual investors do not often have the ability to recreate with traditional investments in a cost-effective or convenient manner.

Principal Protected Notes: Principal Protection, Market Participation

What are Principal Protected Notes?

Principal Protected Notes give investors exposure to the appreciation of an underlying asset while providing some degree of principal protection at maturity, subject to the credit of the issuer. In order to benefit from any level of principal protection, the notes must be held until maturity. These structures typically have three-to-five year maturities.

Typically, an investor’s return is dependent upon the performance of an underlying asset. In some cases, the return occurs if the market price or level of the underlying asset increases or decreases. In other cases, the return is dependent upon whether or not the market price or level of the underlying asset stays within a predetermined range. In all cases, principal is protected only up to a predetermined cap amount.

Accordingly, investors may lose some of their initial principal investment.

Investors in Principal Protected Notes risk receiving no positive return on their principal investment if the underlying asset fails to move in a specific manner.

In addition, investors may not receive the same return as if they had invested directly in the underlying asset. The notes may be structured to provide a return to investors if the underlying asset appreciates, depreciates or remains within a predetermined range.

Principal Protected Notes may be linked to a variety of underlying assets including, but not limited to, equity indices, commodities, foreign currencies or interest rates.

Principal Protected Notes may be an appropriate investment for investors seeking principal protection while simultaneously gaining some exposure to an asset class.

Benefits	>	Ability to participate in the return of a variety of asset classes
	>	Provide varying degrees of principal protection, up to 100%, subject to the credit of ABN AMRO, if held to maturity
	>	Diversify a portfolio through investment in a particular asset class or along the risk continuum within a particular asset class

Risks	>	Will yield no positive return if underlying asset does not perform in a specified manner
	>	Because of a predetermined cap, the returns on the notes may be significantly less than a direct investment in the underlying asset
	>	Any degree of principal protection is available only at maturity, subject to the credit of ABN AMRO

Principal Protected Notes may be suitable for investors who are	>	Willing to forgo full upside exposure to the underlying asset in return for a degree of principal protection

Examples of Principal Protected Notes*

Principal Protected Notes Linked to a Large-Cap Equity Index

Term:	5 Years
Underlying Asset:	Large-Cap Equity Index
Coupon:	None
Payment at Maturity:	Participation Rate x appreciation of the Underlying Asset + Principal Protection
Original Principal Amount:	$1,000

Hypothetical Return of Principal Protected Notes Linked to a Large-Cap Equity Index
If the Underlying Asset has...		Notes Will Return
increased by 50%	50% appreciation of the Underlying Asset x 80% Participation Rate + 100% of original principal amount	$1,400 or 40%
increased by 25%	25% appreciation of the Underlying Asset x 80% Participation Rate + 100% of original principal amount	$1,200 or 20%
decreased by 30%	100% of original principal amount	$1,000 or 0%
decreased by 50%	100% of original principal amount	$1,000 or 0%

Payment Terms At Maturity
Participation Rate:	80% of the appreciation of the Underlying Asset
Principal Protection:	100% of original principal amount

* Examples are for illustrative purposes only. Actual notes offered may have different terms.

Partial Principal Protected Notes Linked to a Basket of Emerging Market Currencies

Term:	3 Years
Underlying Basket (equally weighted):	> Country — Currency A > Country — Currency B > Country — Currency C > Country — Currency D > Country — Currency E > Country — Currency F
Coupon:	None
Payment at Maturity:	Participation Rate x appreciation of the Underlying Basket + Partial Principal Protection
Original Principal Amount:	$1,000

Hypothetical Return of Partial Principal Protected Note Linked to a Basket of Emerging Market Currencies Relative to USD
If the Underlying Basket has		Notes Will Return
increased by 50%	50% appreciation of the Underlying Basket x 140% participation rate + 100% of original principal amount	$1,700 or 70%
increased by 25%	25% appreciation of the Underlying Basket x 140% participation rate + 100% of original principal amount	$1,350 or 35%
decreased by 20%	100% of original principal amount, principal protection for a decline in the first 25%	$1,000 or 0%
decreased by 35%	90% of original principal amount, investor is protected on first 25% of depreciation, loss is (35% – 25%), or 10%	$900 or - 10%
decreased by 50%	75% of original principal amount, investor is protected on first 25% of depreciation, loss is (50% – 25%), or 25%	$750 or - 25%

Payment Terms At Maturity
Participation Rate:	140% of the appreciation of the Underlying Basket
Partial Principal Protection:

100% of original principal amount if the value of the Underlying Basket does not decline by more than 25%.

Investors participate in any percentage depreciation of the Underlying Basket in excess of 25%.

Higher Yield Notes: Higher Yield, Exposure to Underlying Asset

What are Higher Yield Notes?

Higher Yield Notes provide investors with periodic fixed coupon payments while basing the payout at maturity on the performance of an underlying asset. In some cases, investors may be delivered the underlying asset at maturity.

The fixed coupon payments typically are higher than the yield payable on a conventional debt security with a comparable issuer, maturity and credit rating.

Investors give up, or ‘trade off’, some or all of the upside exposure in the underlying asset in order to benefit from the enhanced coupons.

Any underlying asset delivered at maturity will have a cash value below the original principal amount of the notes, possibly significantly below, and such value could be zero.

Higher Yield Notes are not principal protected; therefore, 100% of principal will be at risk. This means that investors may lose some or all of their initial investment in the notes if the underlying asset declines in value.

Higher Yield Notes may be linked to a variety of asset classes, but are typically linked to single stocks.

The amount payable under Higher Yield Notes will never exceed the original principal amount of the notes plus the aggregate fixed coupon payments investors earn during the term of the notes. This means that investors will not benefit from any price appreciation in the underlying asset nor will they receive dividends paid on the underlying asset, if any.

Higher Yield Notes may be an appropriate investment for investors seeking enhanced yield who are willing to take the risk of losing some or all of their initial investment, risk owning the underlying asset at maturity and who think that the underlying asset will trade in a range during a given period.

Benefits	>	Above market coupons
	>	Enhanced coupon may fully or partially offset any loss of an investor’s initial investment resulting from a decrease in the price of the underlying asset

Risks	>	Possible loss of up to entire principal amount
	>	Full or partial exposure to price depreciation of the underlying asset
	>	No participation in the price appreciation of the underlying asset
	>	Issuer may have the right to deliver the investor the underlying asset at maturity rather than cash; any underlying asset delivered will have a cash value below the original principal amount of the notes and may be zero

Higher Yield Notes may be suitable for investors who are	>	Looking for enhanced yield and willing to forgo upside exposure in the underlying asset
	>	Looking for current income
	>	Willing to take the risk of losing some or all of their initial investment and owning the underlying asset

Example of Higher Yield Notes*

Example of Higher Yield Notes — ‘Knock-in’ Reverse Exchangeable Securities Linked to shares of ABC Corp., listed on the New York Stock Exchange

Term:	1 Year
Underlying Share:	Common stock of ABC Corp.
Original Principal Amount:	$1,000
Coupon:	10% (per annum), paid quarterly
Initial Price:	$50 (100% of the closing price per Underlying Share on the date the notes were priced)
Knock-In Level:	$35 (70% of the Initial Price)
Stock Redemption Amount:	20 shares of ABC Corp. (Original Principal Amount divided by Initial Price)
Payment at Maturity:

i)   If the market price per Underlying Share never trades at or below the
      Knock-In Level at any time during the Term: a cash payment equal to the original principal amount, or

ii)  If the market price per Underlying Share trades at or below the Knock-In
      Level at any time during the Term:

a)  A cash payment equal to the original principal amount, if the closing price per Underlying Share on the determination
      date is at or above the Initial Price, or

 b)  A number of Underlying Shares equal to the Stock
      Redemption Amount if the closing price per Underlying
      Share on the determination date is below the Initial Price

* Example is for illustrative purposes only. Actual notes offered may have different terms.

Hypothetical payment at maturity if the market price of the Underlying Share never trades at or below the Knock-in Level at any time during the Term

If the closing price per Underlying Share on determination date is	Payment at Maturity	Aggregate Fixed Coupon Payment	Total Return	HigherYield Note Return
$60.00 (+20%)	$1,000	$100	$1,100	10%
$52.50 (+5%)	$1,000	$100	$1,100	10%
$50.00 (0%)	$1,000	$100	$1,100	10%
$47.50 (-5%)	$1,000	$100	$1,100	10%
$37.50 (-25%)	$1,000	$100	$1,100	10%

Hypothetical payment at maturity if the market price per Underlying Share trades at or below the Knock-in Level at any time during the Term

If the closing price per Underlying Share on determination date is...	Payment at Maturity	Aggregate Fixed Coupon Payment	Total Return	Higher Yield Note Return
$60.00 (+20%)	$1,000	$100	$1,100	10%
$52.50 (+5%)	$1,000	$100	$1,100	10%
$50.00 (0%)	$1,000	$100	$1,100	10%
$47.50 (- 5%)	20 shares of Underlying Stock with a value at maturity of $950	$100	$1,050	5%
$12.50 (- 75%)	20 shares of Underlying Stock with a value at maturity of $250	$100	$350	- 65%

Out-performance Notes:
Enhanced Returns, Full Exposure to Underlying Asset

What are Out-performance Notes?

Out-performance Notes may be linked to a variety of underlying assets, but are typically linked to indices or exchange traded funds. They may be structured around either a ‘positive’ or ‘negative’ view of the future performance of the underlying asset.

For example, if held to maturity, Out-performance Notes with a ‘positive view’ give investors an opportunity to participate in a multiple of any appreciation of an underlying asset up to a predetermined cap. These are typically short-dated investments that do not provide for regular coupon payments.

Out-performance Notes are not principal protected; therefore, 100% of an investor’s principal will be at risk. This means that investors may lose some or all of their initial investment in the notes if the underlying asset declines in value (‘positive view’ note).

Out-performance Notes are a tool for the investor seeking enhanced returns by taking advantage of short-term market trends. For example, in a structure with a ‘positive view’, investors in out-performance notes forgo any appreciation in the underlying asset above the predetermined cap in order to benefit from a multiple of the appreciation of the underlying asset up to such cap. Investors in a ‘positive view’ note also face one-to-one downside risk on the underlying asset.

Because of the predetermined cap, investors never receive at maturity an amount greater than a predetermined amount per note, regardless of how high or low the price or value of the underlying asset is during the term of the notes or on the determination date.

Benefits	>	A multiple of the performance of an underlying asset; subject to a predetermined cap
	>	Short-dated investment may capture short-term market trends
	>	Possibility of enhanced returns

Risks	>	Same exposure as a direct investment in the underlying asset; possible loss of up to entire principal amount
	>	Participation is limited by the predetermined cap
	>	Enhanced yield only recognized if notes are held to maturity

Out-performance Notes may be suitable for investors who are	>	Seeking enhanced returns; willing to accept a certain cap level
	>	Willing to take full downside exposure to the underlying asset (‘positive view’ note)

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Example of Out-performance Notes*

Out-Performance Notes Linked to a Large-Cap International Equity Index

Term:	18 Months
Underlying Asset:	Large-Cap International Equity Index
Coupon:	None
Original Principal Amount:	$1,000
Participation Multiple:	Three times the percentage value return of the Underlying Asset
Predetermined Cap:	21% (three times the first 7% of value return of the Underlying Asset)

Payment Terms At Maturity
>    If the value return of the Underlying Asset on the determination date is positive, investors will receive the Original Principal Amount plus three times the first 7% of appreciation of the
Underlying Asset, up to the Predetermined Cap of 21%
> If the value return of the Underlying Asset on the determination date is zero, investors will receive the Original Principal Amount
>    If the value return of the Underlying Asset on the determination date is negative, investors will receive the Original Principal Amount reduced by the percentage value depreciation of the
Underlying Asset, which amount could be zero

Hypothetical Values at Maturity
If the underlying asset value has…		Out-performance Notes Return
increased by 30%	$1,000 + ($1,000 x 30% x 3, capped at 21%) = $1,210	21%
increased by 6%	$1,000 + ($1,000 x 6% x 3, capped at 21%) = $1,180	18%
decreased by 75%	$1,000 – ($1,000 x 75%) = $250	- 75%
* Example is for illustrative purposes only. Actual notes offered may have different terms.

Personalized S-Notes

Personalized S-Notes

S-Notes may be customized to meet an investor’s specific investment goals and objectives. ABN AMRO or its affiliates will work with investors and their financial advisors to tailor S-Notes to the investor’s personal risk/return profile, time horizon and asset allocation targets. S-Notes have the flexibility to be linked to many different underlying assets, thus giving investors market access that they might not otherwise be able to achieve in an economically efficient manner.

For example, S-Notes may be used by an investor who has a particular view on an index that tracks a specific industry sector or who would like exposure to a basket of assets, such as emerging market currencies.

ABN AMRO’s Private Investor Products Marketing team helps investors and their financial advisors find the right products to meet their investment needs.

Our personalized products, just like our widely offered S-Notes, are sold by prospectus and are registered with the Securities and Exchange Commission.

ABN AMRO Service

Institutional-Quality Service, Personalized Attention

ABN AMRO recognizes that exceptional service is paramount for today’s sophisticated investors. The Private Investor Products Marketing team provides the following important benefits to investors and financial advisors:

>  One desk for all asset classes

>  Innovative products

>  Consistency in delivery

>  Speed to market

>  Comprehensive website

S-Notes are designed to be one of the many tools that investors and their financial advisors use to chart the course to a better financial future.

Learn more about S-Notes through www.us.abnamromarkets.com

Information About ABN AMRO

ABN AMRO Bank N.V. is the largest foreign bank in the United States as measured by total assets.(1)

Headquartered in Amsterdam, The Netherlands, ABN AMRO Bank N.V. is a prominent international banking group offering a wide range of banking products and financial services on a global basis through its network of over 3,500 offices and branches in 59 countries and territories.

The Private Investor Products Marketing team consists of over 100 derivatives professionals world-wide, committed to providing clients with institutional quality of service and innovative structured products.

Our goal is to create value for investors by focusing on their financial needs. There is more than one solution to every challenge – we aim to find the one that suits each investor.

ABN AMRO’s credit ratings(2) are:

>  Standard & Poor’s AA-

>  Moody’s Aa3

>  Fitch IBCA AA-

ABN AMRO — A Global Leader in Banking & Structured Products

> #1 Foreign Bank in the United States (by total assets) with total assets of over $175 billion(1)

> #1 Issuer of SEC Registered Equity-Linked Structured Products in the United States in 2005 (by number of issuances)

> #1 Sales Service in Europe – Independent Ideas(3)

> #1 Sales Service in Europe – Success of Ideas(3)

> Best Structured Trade Bank in Europe(4)

> #2 Provider of Impartial Advice in Europe(5)

> #3 Equity Derivatives Sales in Europe – Structured Products(3)

> Best Bank for Structured FX Products(6)

(1)	Federal Reserve Board, Structure and Share Data for U.S., Offices of Foreign Banks, October 2005
(2)	Ratings as of January 12, 2006
(3)	Extel Pan-European Survey, June 2004
(4)	Trade Finance Magazine, June 2004
(5)	Euroweek Review of the Year, January 2005
(6)	FX Week, November 2005

S-Notes – Risk Considerations

Investors should carefully consider the risks of each individual S-Note and whether such notes are suited to their particular circumstances before deciding to purchase them. It is important that prior to investing in any notes investors read the prospectus related to such notes to understand the actual terms of and the specific risks associated with such notes. In addition, we urge investors to consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the notes.

Credit Risk

The notes are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO’s parent. As a result, investors assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO defaults on its obligations under the notes.

Any obligations or securities sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Principal Risk

S-Notes are not ordinary debt securities: certain S-Notes are not principal protected. In addition, investors in certain S-Notes will be fully exposed to any decline in the price or level of the underlying asset. Accordingly, investors may lose some or all of their initial investment in such notes.

Limited Return

Investors in certain S-Notes will never receive at maturity an amount greater than a predetermined amount per note, regardless of how much the price of the underlying asset increases during the term of the notes or on the determination date. Accordingly, the return of these notes may be significantly less than the return of a direct investment in the underlying asset during the term of the note.

Market Risk

The interest rate on certain S-Notes is a variable rate and the variable rate on these notes for one or more of the variable coupon periods may be zero, which means that investors would not receive any interest on such notes for one or more of the variable coupon periods.

Similarly, certain other S-Notes do not pay interest over the term of the notes and may pay at maturity only a minimum redemption amount in excess of the principal amount. Accordingly, investors may receive a minimal return or no return at all over the term of the notes, and in such event, may not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

Liquidity Risk

ABN AMRO does not intend to list any of the S-Notes on any securities exchange. Accordingly, there may be little or no secondary market for the notes and information regarding independent market pricing of the notes may be limited. The value of the notes in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the S-Notes, and investors may not receive the full value of the notes if the notes are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the value of the underlying asset, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase notes in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the notes, as well as the cost of hedging our obligations under the notes.

Tax Risk

Each S-Note may have different U.S. federal income tax treatment which will depend on the specific terms of such S-Note. With respect to certain S-Notes there is no direct legal authority as to the U.S. federal income tax characterization of the notes. No assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, our particular tax treatment of the notes.

SEC Legend

ABN AMRO has filed a registration statement (including a prospectus) with the SEC for each offering of S-Notes to which this communication relates. Before you invest, you should read the prospectus in the relevant registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the notes.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free (888) 644-2048.

S-Notes is a Service Mark of ABN AMRO Bank N.V.

For further information on ABN AMRO products:

Phone:	Fax:
866-PIP-IDEA	212-409-5021

ABN AMRO Bank N.V. 55 East 52nd Street New York, NY 10055	www.US.ABNAMROMarkets.com

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